UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 51577 / April 20, 2005

ADMINISTRATIVE PROCEEDING
File No. 3-11860

In the Matter of	:
	: ORDER MAKING FINDINGS
	: AND REVOKING REGISTRATION
INFOTOPIA, INC.	: BY DEFAULT

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on March 17, 2005, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act).

The Office of the Secretary has provided evidence that Infotopia, Inc. (Infotopia), received the OIP no later than March 22, 2005. Under the terms of the OIP, Infotopia's answer to the OIP was due ten days later. No answer has been received.

The Division of Enforcement (Division) promptly filed a motion for a default order. On April 6, 2005, I ordered Infotopia to respond to the Division's motion, to file its overdue answer, and to show cause why it should not be held in default. Infotopia's response was due by April 18, 2005, and no response has been received.

Pursuant to Rules 155(a)(2) and 220(f) of the Commission's Rules of Practice, Infotopia is in default. Accordingly, I find the following allegations in the OIP to be true.

Infotopia was incorporated in Nevada, but its corporate charter has been revoked. Its last known business address was in Canfield, Ohio. Infotopia's common stock is registered with the Commission under Section 12(g) of the Exchange Act. No other classes of stock are registered with the Commission, according to the Division. Infotopia is delinquent in its periodic filings with the Commission, having last filed a periodic report for the period ending September 30, 2001. In that report, Infotopia declared a net loss of $13,770,986 for the nine months ending September 30, 2001. Infotopia has no known current operations or employees.

On September 30, 2002, Infotopia filed a bankruptcy reorganization petition under Chapter 11 in the United States Bankruptcy Court for the Northern District of Ohio. The case was later converted to a Chapter 7 liquidation proceeding, and is still pending. As of March 1, 2005, Infotopia common stock was traded on the over-the-counter markets, and was quoted on the Pink Sheets prior to December 1, 2004. For the six months ending August 24, 2004, Infotopia had an average daily trading volume of 94,835 shares.

Section 13(a) of the Exchange Act and the rules promulgated thereunder require issuers with classes of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Exchange Act Rule 13a-1 requires issuers to file annual reports on Forms 10-K or 10-KSB. Exchange Act Rule 13a-3 requires issuers to file quarterly reports on Forms 10-Q or 10-QSB.

Infotopia has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-3 thereunder. In view of the above, it is necessary and appropriate for the protection of investors to revoke the registration of Infotopia's common stock.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of the common stock of Infotopia, Inc., is revoked.

_____
James T. Kelly
Administrative Law Judge